Exhibit 1.01

Teradata Corporation

Conflict Minerals Report

For the Year Ended December 31, 2020

This Conflict Minerals Report (this “Report”) has been prepared by Teradata Corporation (“Teradata,” “we,” “us” and “our”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period January 1 to December 31, 2020.

“Conflict Minerals” include gold, tin, tantalum and tungsten (collectively, the “Conflict Minerals” or “3TG”).

We conducted due diligence on the origin, source and chain of custody of the Conflict Minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture, for which manufacturing was completed during 2020, to ascertain whether these Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country and financed or benefited Armed Groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries. Our due diligence undertakings are described in this Report.

When this Report uses the term “conflict-free” it means the applicable Conflict Minerals, smelters or refiners that have been verified as complying with the Responsible Minerals Initiative’s (“RMI”) Responsible Minerals Assurance Process (“RMAP”) or an equivalent third-party audit program. When this Report uses the terms the “Covered Countries,” “DRC” or “DRC Region” it means the Democratic Republic of the Congo and adjoining countries, including Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

1.	Company Overview

Teradata is a leading multi-cloud data platform provider for enterprise analytics at scale. Our products and services are composed of software, hardware and related business consulting and support services. Our workload-specific platforms for on-premises use include the Teradata hardware products that are within the scope of this Report. As of December 31, 2020, we operated 79 facilities in 35 countries and employed 7,543 people worldwide.

2.	Products Overview

The equipment (excluding software) comprising our products typically includes electronic computer processors, boards, servers, data storage, power supplies, cabinetry and related tangible components. Collectively, the tangible components of those products are referred to in this Report as Teradata “hardware” or Teradata “hardware products.” Other products, including third-party equipment, that Teradata does not manufacture or contract to manufacture are outside the scope of this Report. We engineer, design and establish specifications for our hardware products, leveraging components from industry leaders and using industry-standard technologies selected and configured to work optimally with other hardware components and software. Each of our hardware products shares some common hardware components and/or suppliers with our other hardware products.

During 2020, we did not manufacture any of our hardware products. All Teradata hardware manufactured during 2020 for distribution to others was manufactured for us under contract by our sole-source electronics manufacturing services provider, Flex Ltd. (“Flex” or our “Contract-Manufacturer”). We have determined that certain of these hardware products for which manufacturing was completed during 2020 contain Conflict Minerals.

3.	Supply Chain Overview

During 2020, 84 suppliers, including our Contract-Manufacturer and its affiliates, directly provided hardware components and materials for Teradata hardware products (“key suppliers”). Our Contract-Manufacturer assembled those hardware components, performed and completed the manufacturing of our hardware products, and initiated distribution of those products from the United States. The hardware components and materials included in our hardware products include components and materials from multiple upstream suppliers, supplier-tiers and sources across the world. Teradata is multiple supplier-tiers downstream from the smelters and refiners that provide materials used in the supply chain for Teradata hardware components. Teradata has had no direct relationships with those smelters or refiners, and has had no direct presence, direct business activities or employees located in the Covered Countries.

4.	Conflict Minerals Analysis

Based upon a review of our product categories, we have concluded that (i) certain Teradata hardware products for which manufacturing was completed during 2020 contain the Conflict Minerals; and (ii) the Conflict Minerals included in our hardware products did not originate exclusively from recycled or scrap resources.

We also determined that our sole-source Contract-Manufacturer (i) has a Conflict Minerals Policy for its suppliers, which is publicly available at www.flex.com; (ii) is a member of the RMI and uses the RMI Conflict Minerals Reporting Template (“CMRT”) in connection with its Conflict Minerals program; and (iii) is subject to the Rule and has annually filed a Form SD and accompanying Conflict Minerals report, which are available on the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

5.	Teradata’s Due Diligence Framework

We have designed our Conflict Minerals Policy and associated due diligence processes to support and align with the RMI and RMAP frameworks and thereby with the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” and the supplements thereto (the “OECD Guidance”).

A.	Establishment of Robust Company Ethics and Compliance Management Systems

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Teradata has adopted and maintains a Conflict Minerals Policy (the “Policy”), which is publicly available on our website at www.teradata.com (“our website”). The Policy has been communicated to relevant personnel and is available to all Teradata employees via our website. Among other things, the Policy:

o	authorizes and assigns responsibilities for a Teradata Conflict Minerals Management Committee;
o	encourages respect and protection of human rights and the environment with our supply chain;
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fosters supply chain integrity, ethics, compliance and accountability, including with respect to Conflict Minerals, Conflict Minerals legal duties and Conflict Minerals industry and framework initiatives;

o	prohibits knowing inclusion of DRC Region Conflict Minerals in our hardware products;
o	establishes an escalation and corrective actions process in the event of actual or suspected Conflict Minerals compliance risks, exceptions or violations;
o	establishes an expectation or requirement with our supply chain that the 3TG content in our hardware products must become conflict-free as and when required by law and SEC guidance;
o	adopted procedures and expectations that our Conflict Minerals initiatives and status are reviewed with Teradata senior management and the Audit Committee of our Board of Directors; and
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adopted procedures and expectations that our Policy is reviewed and updated at least annually and on an intermediate as-required basis to assure that any new legal developments are accounted for on a timely basis.

•	Teradata has prepared this Report for 2020 and posted it on our website.
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Teradata supports the principles of the Responsible Business Alliance (formerly the Electronic Industry Citizenship Coalition) (“RBA”) Code of Conduct. The RBA Code of Conduct includes provisions regarding responsible sourcing of minerals, including with respect to 3TG and DRC Region Conflict Minerals.

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Teradata (i) has declared our support for and adopted the principles of the United Nations (“UN”) Global Compact, (ii) is a signatory to the UN Global Compact, (iii) is a financial supporter of the UN Global Compact, and (iv) submitted a UN Global Compact Communications on Progress. Teradata has adopted a company Code of Conduct, which is publicly available on our website. The Code of Conduct includes provisions related to respecting and protecting human rights, including our adoption of the principles of the UN Global Compact and compliance regarding, among other areas, Conflict Minerals. Our public website also declares support for the principles of the RBA.

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We have adopted a Teradata Supplier Code of Conduct and Teradata Business Partner Code of Conduct, both of which are publicly available on our website. Each of these includes Conflict Minerals compliance provisions and the principles of the RBA Code of Conduct and UN Global Compact.

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Teradata maintains the Teradata Ethics Helpline (i.e., a whistleblower hotline) through which anyone may report Teradata-related actual or suspected violations of policies or laws or raise Teradata-related issues for review and guidance and may do so on an anonymous and confidential basis. Anyone may report and seek guidance regarding Teradata-related matters that pertain to Conflict Minerals through our Ethics Helpline.

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Teradata has maintained an Ethics and Compliance program and process for investigating, taking corrective actions and reporting matters related to ethics, compliance, actual or suspected violations of policies and actual or suspected violations of law, including matters involving policies or laws that pertain to Conflict Minerals. The linkage between our Conflict Minerals compliance processes and our broader Ethics and Compliance processes is described in our Policy.

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We publish an annual Teradata Corporate Social Responsibility (“CSR”) Report, which is publicly available on our website. The CSR Report includes reference to our Policy and program, supply chain integrity initiatives, and initiatives to support and help protect human rights.

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Teradata has, by reference to/incorporation in various training materials, included Conflict Minerals, human rights and third-party due-diligence awareness and compliance in our ethics, compliance and Code of Conduct training for employees and members of our Board of Directors.

•	Teradata has included requirements that Flex and our suppliers comply with our Policy in certain relevant specifications and vendor regulatory compliance criteria for our hardware products.
•	Teradata has included compliance with Conflict Minerals requirements provisions in certain relevant contracts with our Contract-Manufacturer and/or key suppliers.

B.	Supply Chain Risk Identification and Assessment

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Teradata has communicated with our Contract-Manufacturer regarding Conflict Minerals surveying, tracking, reporting, expectations and upstream key supplier communications with respect to direct suppliers of components for our hardware that contain any 3TG.

•	Teradata has reviewed our Contract-Manufacturer’s Conflict Minerals Reports filed with the SEC.
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Teradata has spot-checked relevant websites, statements, Conflict Minerals Policies and/or Conflict Minerals Reports of certain key suppliers regarding their stated Conflict Minerals initiatives, processes, reasonable country of origin inquiry processes and due diligence processes.

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Teradata has received and reviewed a RMI Conflict Minerals Reporting Template form for 2020 completed by our Contract-Manufacturer with respect to our hardware products; designed our Conflict Minerals program and actions and determinations related to our Conflict Minerals program described in this Report to materially meet RCOI requirements of the Rule and OECD Guidance.

•	Teradata has, through our participation in and support of the RMI, helped make Conflict Minerals training, guidance and resources available to our employees, suppliers and others.

C.	Reasonable Country of Origin Inquiry (“RCOI”)

Our Contract-Manufacturer reported to us the following with respect to our hardware products manufactured during 2020:

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84 key suppliers of components for our hardware products manufactured during 2020 were surveyed regarding Conflict Minerals using the RMI framework. Of the 84 key suppliers, it was determined that 32 solely provide components or materials that do not contain any 3TG at all or are outside the scope of the Rule, such as components or materials that are solely plastic, non-metallic fasteners, aluminum, packaging, test media, documentation, ink or a label; and

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as of April 12, 2021, 35 of the remaining 52 key suppliers surveyed provided responses for 2020 that were deemed complete, 4 were open (e.g., awaiting responses or supplemental responses), 10 were rejected or repeated (e.g., identity of smelter or refiner not provided or deemed to be invalid) and 3 had some other identified problem (e.g., response in a form other than through the CMRT).

The RMI CMRT completed by our sole-source Contract-Manufacturer and provided to us for 2020 regarding our hardware products includes the following as of April 12, 2021:

•	each of the Conflict Minerals is included in Teradata’s hardware products;
•	each of the Conflict Minerals is necessary to the production of Teradata’s hardware products and contained in our hardware products;
•	the Conflict Minerals in Teradata’s hardware products do not originate exclusively from recycled or scrap sources;
•	Conflict Minerals data/information has not yet been received from 100% of suppliers of 3TG used in Teradata’s hardware;
•	all smelters of the Conflict Minerals in Teradata’s hardware products have not yet been identified for all of the Conflict Minerals;

•	all applicable smelter information received by Teradata’s Contract-Manufacturer has been reported in its CMRT declaration that was provided to us; and
•	Teradata’s Contract-Manufacturer has a policy in place that addresses Conflict Minerals sourcing, which is publicly available at www.flex.com and states that Flex:
o	expects that its suppliers source from socially responsible suppliers;
o	expects that its suppliers have policies and procedures in place to ensure that products and parts supplied to Flex are DRC conflict-free;
o	expects that its suppliers provide all necessary due diligence information to confirm that all Conflict Minerals supplied to Flex are DRC conflict-free;
o	expects that its suppliers pass these requirements on to their supply chain; and
o	states that compliance with these requirements are taken into consideration when selecting and retaining suppliers.

In connection with that CMRT, our Contract-Manufacturer provided us with information regarding 325 smelters/refiners/sources of the Conflict Minerals included in our hardware products during 2020 as identified in direct supplier surveys. Annex I of this Report includes a list of source countries for each of the Conflict Minerals identified through that process. Of the 325 total identified smelters/refiners/sources of the Conflict Minerals, 249 were listed as RMAP conformant, 18 were listed as RMAP active, 13 were not RMAP listed, and 45 were listed as requiring outreach by RMI member companies to contact the entity and encourage participation in RMAP audit — for a total RMAP conformant/active rate for identified sources of the Conflict Minerals in our supply chain of 82% (or 95%, excluding the “outreach required” sources).

Teradata subsequently spot-checked RMI/RMAP data regarding our key suppliers for adverse discrepancies and red flags versus the information and data reported to us by our Contract Manufacturer. We did not detect any adverse discrepancies or red flags from this spot-check. The actions and determinations relevant to RCOI set forth above in this Report, the information in Annex I, the information provided to us by our Contract-Manufacturer from which we derived the information in Annex I, our review of that information, and the immediately preceding paragraph reflect and summarize our RCOI process and results for our hardware products manufactured during 2020.

D.	Teradata’s Responses to Identified Risks

In connection with the CMRT for 2020 from our Contract-Manufacturer and as of April 6, 2021, our Contract-Manufacturer identified to us certain smelters/refiners/sources for the Conflict Minerals included in our hardware products that reportedly source, or reportedly might source, directly and/or indirectly, 3TG from mines or sources in the Covered Countries. All of such smelters/refiners/sources have been identified as being DRC conflict-free for their respective Conflict Minerals, in accordance with the RMI/RMAP protocols. Thus, the total RMAP conformant rate for identified potential sources of the Conflict Minerals in our supply chain that reportedly source, or might reportedly source, directly or indirectly, Conflict Minerals from mines or sources in the Covered Countries is 100%.

We subsequently spot-checked RMI/RMAP data regarding these smelters/refiners of DRC-sourced 3TG for adverse discrepancies and red flags versus the information and data reported to us by our Contract Manufacturer. We did not detect any adverse discrepancies or red flags from this spot-check. The actions and determinations relevant to Conflict Minerals due diligence set forth above, the information provided to us by both RMI and our Contract-Manufacturer, our review of that information, and the immediately preceding paragraph summarize our Conflict Minerals due diligence process and results for our hardware products manufactured during 2020.

E.	Continued Risk Mitigation

Teradata continues to build upon our Conflict Minerals program attributes and activities set forth in this Report. Specifically, during 2020:

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All smelters/refiners identified by our Contract-Manufacturer to us that reportedly source, or reportedly might source, directly or indirectly, 3TG from mines or sources in the Covered Countries were on the RMAP conformant list for 2020.

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Although the total number of identified smelters/refiners/sources for the Conflict Minerals increased from 264 in 2019 to 325 in 2020, the number of key suppliers decreased from 90 in 2019 to 84 in 2020.

•	Teradata generally maintained the percentage of total key suppliers that were surveyed during the year: 62% surveyed for 2020 compared to 70% for 2019, 64% for 2018, and 63% for 2017.
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Teradata continued to include compliance with our Policy, the principles of the RBA Code of Conduct and the principles of the UN Global Compact in our Code of Conduct, Supplier Code of Conduct and Business Partner Code of Conduct during 2020 and included information about each of those items in our annual all-employee ethics and compliance training for 2020 and/or other all-employee training materials.

•	We continued to report relevant information regarding Conflict Mineral requirements, compliance and status to our senior management and the Audit Committee of our Board of Directors.
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Teradata continued to monitor legal developments and guidance related to Conflict Minerals compliance (including with respect to the Conflicts Minerals Rule and related SEC interpretive guidance) and considered and applied relevant developments to our Conflict Minerals program.

In addition, on an ongoing basis:

•	Teradata maintains and supplements information and materials on our internal employee online resource and collaboration site regarding Conflict Minerals.
•	We maintain inquiries regarding Conflict Minerals as part of our compliance due diligence questionnaire template for merger-and-acquisition candidates.
•	Teradata continues to be a member of the RMI and financially support the RMI through paying our RMI membership fees.
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As an RMI member, Teradata has direct access to RMI participant data, enabling us to take measures to verify related data reported to us by our Contract Manufacturer and to review relevant data to identify red flags and other indicia of risks, rather than relying solely on our Contract-Manufacturer to identify and report such risks.

ANNEX I

Conflict Minerals Report Data

Provided to Teradata Corporation

For the Year Ended December 31, 2020

IDENTIFIED COUNTRIES/PLACES OF ORIGIN FOR CONFLICT MINERALS

Recycled, Scrap and Mines

Gold (34)	Tantalum (12)	Tin (15)	Tungsten (11)

Andorra	Brazil	Belgium	Austria
Australia	China	Bolivia	Brazil
Austria	Estonia	Brazil	China
Belgium	Germany	China	Germany
Brazil	India	Indonesia	Japan
Canada	Japan	Japan	Philippines
Chile	Kazakhstan	Malaysia	Republic of Korea
China	Macedonia	Peru	Russia
France	Mexico	Philippines	Taiwan
Germany	Russia	Poland	United States of America
India	Thailand	Spain	Vietnam
Indonesia	United States of America	Thailand
Italy		Taiwan
Japan		United States of America
Kyrgyzstan		Vietnam
Kazakhstan
Mexico
Netherlands
Philippines
Poland
Russia
Singapore
South Africa
Spain
Switzerland
Sweden
Republic of Korea
Russia
Taiwan
Thailand
Turkey
United States of America
United Arab Emirates
Uzbekistan